The Fund
8,535 followers
1h • Edited •

CrowdSolve is the global platform where climate tech innovators accelerate their business and their impact. Read about CEO Tim Wolters in this week's founder spotlight. He and co-founders Ronald Hans and Leah Bowes designed a startup incubation platform for aspiring climate entrepreneurs so anyone with a climate idea can get resources and join a growing network within the #climate ecosystem.

Check out their crowd funding page here: https://lnkd.in/dWvrq7_A

cc Ari N., Judy Zhu, David Mandell, Cristina DeVito, Jenny Fielding, Scott Hartley

#climatesolutions #climatechange
#climateaction #climatetech #entrepeneurship


SPOTLIGHT
THE FUND
CrowdSolve
Tim Wolters
CEO
CROWDSOLVE